SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to poll results of extraordinary general meeting held on 26 October 2018, appointments of directors and supervisor, appointment of member of Audit Committee and change of Authorised Representative, dated October 26, 2018	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

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•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 26, 2018	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 26 OCTOBER 2018, APPOINTMENTS OF DIRECTORS AND SUPERVISOR, APPOINTMENT OF MEMBER OF AUDIT COMMITTEE AND CHANGE OF AUTHORISED REPRESENTATIVE

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by the Shareholders by way of poll at the EGM of the Company held on 26 October 2018.

References are made to the circular (the “Circular”) and the notice (the “Notice”) of extraordinary general meeting (the “EGM”) of China Telecom Corporation Limited (the “Company”) dated 10 September 2018, and the supplemental circular (the “Supplemental Circular”) and the supplemental notice (the “Supplemental Notice”) of the EGM of the Company dated 4 October 2018. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the Circular, the Notice, the Supplemental Circular and the Supplemental Notice.

POLL RESULTS OF THE EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM of the Company was held on Friday, 26 October 2018 at 31 Jinrong Street, Xicheng District, Beijing, PRC. As at the date of the EGM, the total number of issued shares of the Company was 80,932,368,321.

As set out in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company, holding an aggregate of 57,377,053,317 shares (representing approximately 70.89% of the total number of issued shares of the Company), was required to abstain from voting on the ordinary resolutions numbered 1 and 2 in relation to the renewal of Continuing Connected Transactions, and there were no restrictions on any other Shareholders casting votes on all the proposed resolutions at the EGM. Accordingly, the total number of shares entitling the holders to attend and vote for or against the ordinary resolutions numbered 1 and 2 at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company, while the total number of shares entitling the holders to attend and vote for or against the ordinary resolutions numbered 3 to 6 was 80,932,368,321, representing the total number of all issued shares of the Company. Save as disclosed above, there were no shares entitling the Shareholders to attend and abstain from voting in favour of the resolutions at the EGM as set out in Rule 13.40 of the Listing Rules and none of the Shareholders has stated his intention in the Circular to vote against or to abstain from voting on the resolutions proposed at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. China Telecommunications Corporation had abstained from voting on the proposed ordinary resolutions numbered 1 and 2 at the EGM.

The poll results in respect of the proposed resolutions at the EGM were as follows:

	Ordinary Resolutions	No. of votes (%)
		For	Against
1.

Ordinary resolution numbered 1 of the Notice of EGM dated 10 September 2018

(To approve the continuing connected transactions contemplated under the Engineering Framework Agreement and the Renewed Annual Caps)

		19,340,315,409 (99.9954%)	887,600 (0.0046%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2.

Ordinary resolution numbered 2 of the Notice of EGM dated 10 September 2018

(To approve the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the Renewed Annual Caps)

		19,340,203,509 (99.9949%)	991,500 (0.0051%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3.	THAT the election of Madam Zhu Min as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Madam Zhu Min; and THAT the Board be and is hereby authorised to determine her remuneration.	75,520,266,212 (98.6225%)	1,054,854,993 (1.3775%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.	THAT the election of Mr. Yeung Chi Wai, Jason as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Yeung Chi Wai, Jason; and THAT the Board be and is hereby authorised to determine his remuneration.	76,697,986,189 (99.9749%)	19,245,600 (0.0251%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	Ordinary Resolutions	No. of votes (%)
		For	Against
5.	THAT the election of Mr. Xu Shiguang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Mr. Xu Shiguang; and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.	75,661,104,188 (98.6234%)	1,056,127,601 (1.3766%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6.	THAT the adoption of Share Appreciation Rights Scheme be considered and approved; THAT the Board be and is hereby authorised to grant Share Appreciation Rights to certain key personnel of the Company and to formulate implementation rules of the Share Appreciation Rights Scheme for each grant in accordance with the Share Appreciation Rights Scheme and relevant legal requirements; and THAT the Board be and is hereby authorised to amend the relevant Scheme in accordance with the requirements of the regulatory authorities and to undertake all actions and matters which in their opinion are necessary or appropriate in relation to the Share Appreciation Rights Scheme.	71,288,461,692 (95.5826%)	3,294,601,008 (4.4174%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

APPOINTMENTS OF DIRECTORS AND MEMBER OF AUDIT COMMITTEE AND CHANGE OF AUTHORISED REPRESENTATIVE

The appointments of Madam Zhu Min (“Madam Zhu”) and Mr. Yeung Chi Wai, Jason (“Mr. Yeung”) as the Executive Director and Independent Non-Executive Director of the Company respectively were approved at the EGM and their terms of office commence from 26 October 2018 until the annual general meeting of the Company for the year 2019 to be held in year 2020. The Company will enter into service contracts with Madam Zhu and Mr. Yeung, respectively, and the Board will determine the remuneration of Madam Zhu and Mr. Yeung with reference to their duties, responsibilities, experience as well as current market condition.

The Board further announces that due to change in work arrangement, Mr. Ke Ruiwen (“Mr. Ke”), the Executive Director, President and Chief Operating Officer of the Company, no longer acts as an Authorised Representative of the Company with immediate effect. Madam Zhu, the Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board of the Company, has been appointed as the Authorised Representative of the Company. Meanwhile, Mr. Yeung, the Independent Non-Executive Director of the Company, has been appointed as a member of the Audit Committee of the Company. The above appointments and changes become effective from 26 October 2018.

Madam Zhu Min, aged 53, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board of the Company. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and Director of Shanghai Pudong Development Bank Co., Ltd.. She is also the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

Mr. Yeung Chi Wai, Jason, aged 63, is an Independent Non-Executive Director of the Company. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd. and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non-Executive Director of AviChina Industry & Technology Company Limited. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited and was also a partner of Woo, Kwan, Lee, & Lo.. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

APPOINTMENT OF SUPERVISOR

The appointment of Mr. Xu Shiguang (“Mr. Xu”) as the Supervisor of the Company was approved at the EGM and the term of office commences from 26 October 2018 until the annual general meeting of the Company for the year 2019 to be held in year 2020. The Company will enter into a service contract with Mr. Xu and the Supervisory Committee will determine the remuneration of Mr. Xu with reference to his duties, responsibilities, experience as well as current market condition.

Mr. Xu Shiguang, aged 39, is a Supervisor of the Company. Mr. Xu is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University and is studying the PhD course at the Chinese Academy of Fiscal Sciences. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

Save as disclosed in this announcement, Madam Zhu, Mr. Yeung and Mr. Xu did not hold any directorship in any other listed companies nor take up any position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Madam Zhu, Mr. Yeung and Mr. Xu do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the appointments of Madam Zhu, Mr. Yeung and Mr. Xu that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any matters which need to be brought to the attention of the Shareholders of the Company.

By Order of the Board

China Telecom Corporation Limited

Wong Yuk Har

Company Secretary

Beijing, China, 26 October 2018

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen (as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).